SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 5, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2010 Annual General Meeting

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from this announcement.

Important:

No objection or amendment was made to the resolutions proposed at the meeting.

No supplemental resolution was tabled at the meeting.

I.	The convening and attendance of the meeting

The 2010 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 29 June 2011 (Wednesday) at 9:00 a.m. at Jinshan Roller-skating Stadium, Shanghai, the People’s Republic of China (the “PRC”). The AGM was attended by 57 shareholders in person and shareholders by proxy holding total voting shares of 6.318 billion shares, representing 87.75% of the Company’s total shares of 7.2 billion shares, amongst which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 2.301 billion shares. The convening of the AGM complied with the relevant regulations stipulated by the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

The AGM was convened by the board of directors (the “Board”) of the Company, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM. The Company had 12 directors, of whom six attended the AGM. Vice Chairman Mr. Wu Haijun, Directors Mr. Li Honggen and Mr. Dai Jinbao, and Independent Directors Mr. Chen Xinyuan and Mr. Zhou Yunnong attended the AGM. Vice Chairman Mr. Wang Zhiqing, Directors Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin, and Independent Directors Mr. Sun Chiping and Mr. Jiang Zhiquan were absent from the AGM due to business engagements. The Company had seven supervisors, of whom three attended the AGM. Chairman of the supervisory committee Mr. Gao Jinping, Supervisors Ms. Wang Yanjun and Mr. Zhai Yalin attended the AGM. Supervisors Mr. Zhang Chenghua and Mr. Wu Xiaoqi, Independent Supervisors Mr. Liu Xiangdong and Mr. Yin Yongli were absent from the AGM due to business engagements. Vice President Mr. Tang Chengjian and Chief Financial Officer Mr. Ye Guohua attended the AGM. Company Secretary Mr. Zhang Jingming attended the AGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by open ballot:

1.	2010 Work Report of the Board of the Company.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor*
Voting results of shareholders	4,901,674,872	3,469,073	99.93%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	884,944,872	3,469,073	99.61%

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the AGM. (The same below)

2.	2010 Work Report of the Supervisory Committee of the Company.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,902,119,672	3,023,273	99.94%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	885,389,672	3,023,273	99.66%

3.	2010 Audited Financial Statements of the Company.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,899,259,972	5,883,973	99.88%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	882,529,972	5,883,973	99.34%

4.	2010 Profit Distribution Plan of the Company.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,901,127,441	4,115,903	99.92%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	884,397,441	4,115,903	99.54%

The 2010 profit distribution plan is: the distribution of a final dividend of 2010 amounted to RMB1.00 per 10 shares (including tax), totaling RMB720,000,000 based on the total share capital of 7.2 billion shares as at 31 December 2010.

5.	2011 Financial Budget Report of the Company.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,901,751,245	3,493,100	99.93%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	885,021,245	3,493,100	99.61%

6.	The re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2011 and KPMG as the Company’s international auditor for the year 2011, and to authorize the Board to fix their remuneration.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,904,601,641	606,903	99.99%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	887,871,641	606,903	99.93%

7.	Election of members of the seventh session of the Board of the Company.

(1)	Election of non-independent directors of the seventh session of the Board.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
A. Rong Guangdao
Voting results of shareholders	4,878,756,452	31,814,661	99.35%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	856,449,786	31,814,661	96.42%
B. Wang Zhiqing
Voting results of shareholders	4,878,748,350	32,022,761	99.35%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	856,441,684	32,022,761	96.40%
C. Wu Haijun
Voting results of shareholders	4,878,489,250	32,022,861	99.35%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	856,182,584	32,022,861	96.39%
D. Li Honggen
Voting results of shareholders	4,878,453,650	32,028,461	99.35%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	856,146,984	32,028,461	96.39%
E. Shi Wei
Voting results of shareholders	4,878,474,350	31,997,661	99.35%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	856,167,684	31,997,661	96.40%
F. Ye Guohua
Voting results of shareholders	4,656,306,674	254,201,938	94.82%
Including:
Shareholders with non-circulating shares	4,022,306,666	0	100.00%
Shareholders with circulating shares	634,000,008	254,201,938	71.38%
G. Lei Dianwu
Voting results of shareholders	4,856,204,484	32,028,461	99.34%
Including:
Shareholders with non-circulating shares	4,000,000,000	0	100.00%
Shareholders with circulating shares	856,204,484	32,028,461	96.39%
H. Xiang Hanyin
Voting results of shareholders	4,634,057,207	254,224,738	94.80%
Including:
Shareholders with non-circulating shares	4,000,000,000	0	100.00%
Shareholders with circulating shares	634,057,207	254,224,738	71.38%

(2)	Election of independent directors of the seventh session of the Board.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
A. Shen Liqiang
Voting results of shareholders	4,584,209,061	320,341,984	93.47%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	567,479,061	320,341,984	63.92%
B. Jin Mingda
Voting results of shareholders	4,900,293,262	4,696,783	99.90%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	883,563,262	4,696,783	99.47%
C. Wang Yongshou
Voting results of shareholders	4,900,257,962	4,713,083	99.90%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	883,527,962	4,713,083	99.47%
D. Cai Tingji
Voting results of shareholders	4,900,453,862	4,178,583	99.91%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	883,723,862	4,178,583	99.53%

8.	Election of the supervisors of the seventh session of the Company’s supervisory committee.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
A. Gao Jinping
Voting results of shareholders	4,897,094,445	8,105,600	99.83%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	880,364,445	8,105,600	99.09%
B. Zhai Yalin
Voting results of shareholders	4,852,928,703	51,953,442	98.94%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	836,198,703	51,953,442	94.15%
C. Wang Liqun
Voting results of shareholders	4,897,121,045	7,761,500	99.84%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	880,391,045	7,761,500	99.13%
D. Chen Xinyuan
Voting results of shareholders	4,900,888,945	3,993,200	99.92%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00%
Shareholders with circulating shares	884,158,945	3,993,200	99.55%
E. Zhou Yunnong
Voting results of shareholders	4,884,117,145	3,996,400	99.92%
Including:
Shareholders with non-circulating shares	4,000,000,000	0	100.00%
Shareholders with circulating shares	884,117,145	3,996,400	99.55%

The above resolutions were passed at the 2010 AGM. The Company had appointed the Company’s auditor, KPMG, as the scrutineer of the AGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Explanation in relation to the payment of dividends of the Company for the year ended 31 December 2010:

1.	Pursuant to Article 213 of the Articles of Association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi whilst dividends payable to the holders of H shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends		Amount of dividends in Renminbi
	=	Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company’s H shares of the final dividends for the year ended 31 December 2010 (the “Final Dividends”), the average of the median exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 29 June 2011) is HK$100 for RMB83.0616. Therefore, there will be a dividend of HK$0.1204 per H share of the Company (tax inclusive).

The Company will distribute 2010 dividends to holders of H shares whose names appear on the register of members of the Company as at 10 July 2011 and to holders of American depositary shares whose names appear on the register of members of the Company as at 8 July 2011. For details on the distribution of dividends and the close of register of shareholders, please refer to the shareholder circular distributed to holders of H shares on 13 May 2011 or to the Notice of 2010 Annual General Meeting published on the websites of the Hong Kong Stock Exchange and the Company on the same date.

Individual shareholders holding H shares please note: due to recent changes in the PRC tax laws and regulations, the Notice on Matters Concerning Income Taxes on Profits on Transfer of Shares (Equity Interests) and on Dividends Received by Enterprises Invested by Foreigners, Foreign Enterprises and Individual Foreigners (Guo Shui Fa [1993] No. 45) (《關於外商投資企業、外國企業和外籍個人取得股票(股權)轉讓收益和股息所得稅收問題的通知》(國稅發[1993]45號)) can no longer be the basis for individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) to be exempted from individual income tax when the Company distributes the Final Dividends. Therefore, the Company will temporarily withhold 20% of the dividends to be distributed to the Individual H Shareholders when the Company distributes the Final Dividends to the Individual H Shareholders. For details on aforesaid matters, please refer to the announcement “Further Information on the Payment of Final Dividends” of the Company published on the website of the Hong Kong Stock Exchange on 28 June 2011.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H shares to be held, pending payment, in trust for the holders of H shares. Dividends payable to the holders of H shares will be paid by the Paying Agent on 27 July 2011 and will be dispatched by Hong Kong Registrars Limited on that date.

3.	Distribution of 2010 dividends to holders of A shares will be announced separately.

IV.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Gao Wei and Zhao Feng of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, it is stated that “the convening and holding of the 2010 AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures adopted at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid.”

V.	Documents available for inspection

1.	Resolutions passed at the 2010 AGM; and

2.	Legal opinions from the lawyer of the Company.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 29 June 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the First Meeting of the Seventh Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first meeting of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held at No. 8 conference room of the Company’s main building on 29 June 2011. Of the 12 directors entitled to attend the Meeting, nine directors attended the Meeting. Directors Mr. Wang Zhiqing, Mr. Lei Dianwu and Mr. Xiang Hanyin were absent due to business engagements. Mr. Wang Zhiqing and Mr. Lei Dianwu had appointed Mr. Rong Guangdao as their irrevocable voting proxies. Mr. Xiang Hanyin had appointed Mr. Wu Haijun, Director, as his irrevocable voting proxy. A number of supervisors and senior management members of the Company sat in the Meeting. The convening of the Meeting complied with the relevant regulations stipulated by the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting considered and approved the following resolutions:

Resolution 1 The designations of Rong Guangdao as Chairman of the Company and Wang Zhiqing and Wu Haijun as Vice Chairmen of the Company were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 2 The designations of Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua as Executive Directors of the Company were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 3 The appointment of Wang Zhiqing as President of the Company with the same term of service as the seventh session of the Board; the appointments of Zhang Zhiliang, Li Honggen, Shi Wei, Zhang Jianping and Tang Chengjian as Vice Presidents of the Company with the same term of service as President; and the appointment of Ye Guohua as Chief Financial Officer of the Company with the same term of service as President, were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 4 The appointment of Zhang Jingming as Secretary to the Board with the same term of service as the seventh session of the Board or until the Board has designated his successor, and the appointment of Tang Weizhong as the Company’s Securities Affairs Representative and Director of the Board Secretariat with the same term of service as the seventh session of the Board or until the Board has designated his successor, were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 5 The appointments of Independent Directors Cai Tingji, Shen Liqiang and Wang Yongshou as members of the Audit Committee of the seventh session of the Board, among whom Cai Tingji is Director of the Audit Committee; and the appointments of Independent Directors Wang Yongshou and Jin Mingda and Executive Director Ye Guohua as members of the Remuneration and Appraisal Committee of the seventh session of the Board, among whom Wang Yongshou is Director of the Remuneration and Appraisal Committee, were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 6 The appointments of Rong Guangdao and Zhang Jingming as authorized representatives of the Company with the Hong Kong Stock Exchange, and Bao Yijian and Tang Weizhong as their alternates, were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 7 The “Work System for the Secretary to the Board” of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 8 The amended “Work System for the Independent Directors” of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 9 The amended “Work Guidelines for the President” of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Independent Directors of the Company Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji expressed no disagreement on the appointments of the senior management of the Company.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 29 June 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

This announcement is published pursuant to the obligation to disclose under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This is to set out the Announcement of Resolution Made at the First Meeting of the Seventh Session of the Board of Supervisors, which has been published on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 29, 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jing Mingda, Wang Yongshou and Cai Tingji.

Stock Code: 600688	Stock ID: S Shang Shi Hua	Announcement No.: 2011-14

Sinopec Shanghai Petrochemical Company Limited

Announcement of Resolution Made at the First Meeting of the Seventh

Session of the Board of Supervisors

The Company and all members of its Board of Supervisors warrant that the information contained in this announcement is true, accurate and complete, and bear joint and several liability for any false presentation, misleading statement or material omission contained herein.

The first meeting of the Seventh Session of the Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited was held in the No. 6 meeting room of the Company on June 29, 2011. Of the seven supervisors obligated to attend the meeting, seven were present at the meeting. The meeting was held in compliance with the Company Law of the People’s Republic of China as well as the articles of association of Sinopec Shanghai Petrochemical Company Limited.

It was resolved through voting at the meeting that Gao Jinping be appointed Chairman of the Board of Supervisors, with 7 affirmative votes, 0 negative votes and 0 abstentions.

Sinopec Shanghai Petrochemical Company Limited June 29, 2011